Exhibit 99.3

RYB Education, Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: RYB)

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NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on May 13, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of RYB Education, Inc. (the “Company”) will be held at 4/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang Fengtai District, Beijing 100078, People’s Republic of China, at 10:00 am (Beijing Time) on May 13, 2022, and at any adjourned or postponed meeting thereof, for the following purposes:

1.             To consider and, if thought fit, pass the following resolution as a special resolution:

“RESOLVED, as a special resolution:

THAT the change of the Company’s legal name from “RYB Education, Inc.” to “Gravitas Education Holdings, Inc.”, which has been approved by the resolutions of the Company’s board of directors, be and hereby is, authorized and approved; and

THAT each director or officer of the Company, be and hereby is, authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

The board of directors of the Company has fixed the close of business on March 14, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the EGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.rybbaby.com, or by contacting RYB Education, Inc. at ir@rybbaby.com, or by writing to RYB Education, Inc. at 4/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang Fengtai District, Beijing 100078, People’s Republic of China, telephone: +86 10 8767-5611.

By Order of the Board of Directors,
RYB Education, Inc.

By:	/s/ Gang Chen
Name:	Gang Chen
Title:	Chairman of the Board of Directors

Beijing, China,

March 3, 2022